GS CARBON CORPORATION
                           One Penn Plaza, Suite 1612
                               New York, NY 10119

                                                     August 16, 2007
VIA EDGAR
Wilson K. Lee
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re: GS Carbon Corporation
                Iem 4.02 Form 8-K
                Filed August 8, 2007
                File No. 001-11115

Dear Mr. Lee:

I am writing in response to your letter to me dated August 9, 2007. The Staff's comment that was set forth in your letter is repeated below, followed by our response.

1. Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the filings that contain your restated financial statements.

Response to Comment 1:

I am the Chief Executive Officer and Chief Financial Officer of GS Carbon. In light of the determination that the December 31, 2006 financial statements should be restated, I considered the effectiveness of the disclosure controls and procedures as of December 31, 2006. I determined that:

     o The recently discovered debts that are the reason for the restatement were incurred prior to the 2006 acquisition of a controlling interest in GS Carbon by GreenShift Corporation.

     o In connection with the acquisition of control by GreenShift, a complete change in management occurred. No person who had knowledge of those debts remained associated with GS Carbon on December 31, 2006.

     o As soon as management became aware of the debts, it disclosed its awareness of the debts in the Annual Report on Form 10-KSB for 2006 and commenced an investigation of the debts.

In the amended Annual Report on Form 10-KSB for the year ended December 31, 2006 and the amended Quarterly Report on Form 10-QSB for the period ended March 31, 2007, GS Carbon will describe the foregoing analysis, and will disclose that there was a flaw in its disclosure controls and procedures as of those dates to the extent that its books and records for the periods prior to the acquisition of control by GreenShift were incomplete and there was no employee remaining from the period prior to the acquisition who could provide information to the CEO and CFO regarding the missing information.

Acknowledgement

     The undersigned, as President of GS Carbon Corporation, Inc., hereby acknowledges that:

     - GS Carbon Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

     - GS Carbon Corporation may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Yours.

                                     /s/ Thomas Scozzafava
                                     ----------------------------------------
                                         Thomas Scozzafava, President